UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

-------------------------------------------------------------------------------


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                                 MANNATECH, INC.
                  ----------------------------------------------
                                (Name of Issuer)


                                    COMMON
              -----------------------------------------------------
                         (Title of Class of Securities)


                                   563771203
                              ---------------------
                                 (CUSIP Number)


                                  December 31, 2021
                                -------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                              [ ]   Rule 13d-1(b)

                              [X]   Rule 13d-1(c)

                              [ ]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on following pages
                                Page 1 of 5 Pages





                                  SCHEDULE 13G

CUSIP No.: 563771203                               Page 2 of 5 Pages
.................................................................................

1.       Names of Reporting Persons.

         I.R.S. Identification Nos. of above persons (entities only).


         Michael Challen
.................................................................................
2.       Check the Appropriate Box if a Member of a Group

         (a) [ ]

         (b) [ ] N/A
.................................................................................

3.       SEC Use Only
.................................................................................

4.       Citizenship or Place of Organization

         USA
.................................................................................

Number of       5.     Sole Voting Power                  771
Shares
Beneficially    ................................................................
Owned by Each
Reporting       6.     Shared Voting Power                0
Person With     ................................................................

                7.     Sole Dispositive Power             771
                ................................................................

                8.     Shared Dispositive Power           0
.................................................................................

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         771
.................................................................................

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

         N/A
.................................................................................

11.      Percent of Class Represented by Amount in Row (9)

         0.04
.................................................................................

12.      Type of Reporting Person:

         IN


CUSIP No.: 563771203                            	Page 3 of 5 Pages


Item 1(a).        Name of Issuer:

                  MANNATECH, INC.

Item 1(b).        Address of Issuer's Principal Executive Offices:
		  		  600 SOUTH ROYAL LANE
		  		  SUITE 200
		  		  COPPELL TX 75019


Item 2(a).        Name of Person Filing:

                  This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  Michael Challen


Item 2(b).        Address of Principal Business Office or, if None, Residence:
                  2786 Puesta Del Sol
                  Santa Barbara, CA 93105

Item 2(c).        Citizenship:
                  United States

Item 2(d).        Title of Class of Securities:

                  Common

Item 2(e).        CUSIP Number:

                  563771203

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c),

                  Check Whether the Person Filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned

		  As of December 31, 2021, Michael Challen may be deemed to be the beneficial owner of 771 common shares.

Item 4(b)         Percent of Class:

		  The number of Shares which Michael Challen may be deemed to be the
		  beneficial owner of constitutes approximately 0.04% of the total
		  number of common shares outstanding.



                                                               Page 4 of 5 Pages


Item 4(c)         Number of Shares of which such person has:

Michael Challen

(i) Sole power to vote or direct the vote:                    771

(ii) Shared power to vote or direct the vote:                 0

(iii) Sole power to dispose or direct the disposition of:     771

(iv) Shared power to dispose or direct the disposition of:    0


Item 5.           Ownership of Five Percent or Less of a Class:

                  This item 5 is not applicable.


Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                  Company:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                                                               Page 5 of 5 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Michael Challen
Date: February 07, 2022
                                        By:       /s/ Michael Challen
                                                  ----------------------
                                        Name:     Michael Challen